                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         OneWorld Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   682917109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Steven N. Machtinger
                             Hambrecht & Quist Group
                    One Bush Street, San Francisco, CA  94104
                                 (415) 439-3300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 3, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO 682917109
Page 2 of 16 pages

1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Hambrecht & Quist Group

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                  (a) / /
                                  (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          -0-

     8  SHARED VOTING POWER
          16,412,508

     9  SOLE DISPOSITIVE POWER
          -0-

     10  SHARED DISPOSITIVE POWER
         16,412,508

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,412,508

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.4%

14  TYPE OF REPORTING PERSON

CO

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CUSIP NO 682917109
Page 3 of 16 pages


1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Hambrecht & Quist California

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                  (a) / /
                                  (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          1,713,726

     8  SHARED VOTING POWER
          14,698,782

     9  SOLE DISPOSITIVE POWER
          1,713,726

     10  SHARED DISPOSITIVE POWER
          14,698,782

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,412,508

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.4%

14  TYPE OF REPORTING PERSON

CO


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CUSIP NO 682917109
Page 4 of 16 pages

1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Access Technology Partners, L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                  (a) / /
                                  (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
        13,885,830

     8  SHARED VOTING POWER
          -0-

     9  SOLE DISPOSITIVE POWER
        13,885,830

     10  SHARED DISPOSITIVE POWER
          -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,885,830

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.8%

14  TYPE OF REPORTING PERSON

PN


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CUSIP NO 682917109
Page 5 of 16 pages

1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Access Technology Partners Brokers Fund, L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                  (a) / /
                                  (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          153,783

     8  SHARED VOTING POWER
          -0-

     9  SOLE DISPOSITIVE POWER
          153,783

     10  SHARED DISPOSITIVE POWER
          -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,783

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%

14  TYPE OF REPORTING PERSON

PN


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CUSIP NO 682917109
Page 6 of 16 pages

1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Hambrecht & Quist Employee Venture Fund, L.P. II

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                  (a) / /
                                  (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          659,169

     8  SHARED VOTING POWER
          -0-

     9  SOLE DISPOSITIVE POWER
          659,169

     10  SHARED DISPOSITIVE POWER
          -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

659,169

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%

14  TYPE OF REPORTING PERSON

PN


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CUSIP NO 682917109
Page 7 of 16 pages


1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Daniel H. Case III

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                  (a) / /
                                  (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          297,297

     8  SHARED VOTING POWER
          16,412,508

     9  SOLE DISPOSITIVE POWER
           297,297

     10  SHARED DISPOSITIVE POWER
          16,412,508

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,709,805

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.1%

14  TYPE OF REPORTING PERSON

IN


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CUSIP NO 682917109
Page 8 of 16 pages



ITEM 1.  SECURITY AND ISSUER.

         This statement covers shares of Common Stock, ("Common Stock"), of OneWorld Systems, Inc., a Delaware corporation (the "Company" or "OneWorld"). The Reporting Persons as of the date hereof hold an aggregate of 265,235 units each consisting of (i) 13 shares of newly issued and unregistered Common Stock and (ii) 5 shares of Series A Preferred Stock, ("Preferred Stock") which is convertible into 10 shares of Common Stock either at the Reporting Persons option or automatically upon the occurrence of certain events. On an as converted basis, the units held by the Reporting Persons represent an aggregate of 16,709,805 shares of the Company's Common Stock. The Common Shares and Preferred Stock are referred to herein, collectively, as the "Stock" or the "Securities."

         The Company's principal executive offices are located at 1144 East Arques Avenue, Sunnyvale, California 94086.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b) & (c) The following information is given with respect to the persons filing this statement:

         HAMBRECHT & QUIST GROUP ("H&Q Group") is a publicly-held Delaware corporation formed in 1996 with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its indirect subsidiary, Hambrecht & Quist LLC, in the investment banking and broker-dealer businesses, H&Q Group through associated entities, is engaged in the venture capital and money management businesses. The directors and executive officers of H&Q Group are the following:

                 Principal
                 Occupation
Name             Position                  Address          (Business)
------           --------                  -------          ----------

Daniel H.        Director, Chairman        One Bush Street         Same as
Case III         and CEO                   San Francisco, CA       Position
                                           94104

William R.       Director, Vice            One Bush Street         Same as
Timken           Chairman                  San Francisco, CA       Position
                                           94104

Howard B.        Director                  c/o Hambrecht & Quist   President of
Hillman                                    One Bush Street         Auto-Trol
                                           San Francisco, CA       Technology
                                           94104                   Corp.

William E.       Director                  c/o Hambrecht & Quist   Founder,
Mayer                                      One Bush Street         Development
                                           San Francisco, CA       Capital LLC
                                           94104

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CUSIP NO 682917109
Page 9 of 16 pages


William          Director                  c/o Hambrecht & Quist   Professor,
J. Perry                                   One Bush Street         Stanford
                                           San Francisco, CA       University
                                           94104

Edmund H.        Director                  c/o Hambrecht & Quist   V.P. of
Shea, Jr.                                  One Bush Street         J.F. Shea
                                           San Francisco, CA       Co., Inc.
                                           94104                   (construction
                                                                   and venture

David M.         Chief Operating           One Bush Street         Same as
McAuliffe        Officer                   San Francisco, CA       Position
                                           94104

Patrick          CFO                       One Bush Street         Same as
J. Allen                                   San Francisco, CA       Position
                                           94104

Steven N.        Secretary                 One Bush Street         Same as
Machtinger                                 San Francisco, CA       Position
                                           94104

         HAMBRECHT & QUIST CALIFORNIA ("H&Q California"), wholly owned by H&Q Group, is a California corporation formed in 1982 with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its subsidiary, Hambrecht & Quist LLC, in the investment banking and broker-dealer businesses, H&Q California is engaged in the venture capital and money management businesses. The directors and executive officers of H&Q California are the following:

                                                                   Principal
                                                                   Occupation
Name             Position                  Address                 (Business)
------           --------                  -------                 ----------

Daniel           Director, Chairman        One Bush Street         Same as
H. Case III      and CEO                   San Francisco, CA       Position
                                           94104

William R.       Director, Vice            One Bush Street         Same as
Timken           Chairman                  San Francisco, CA       Position
                                           94104

Howard B.        Director                  c/o Hambrecht & Quist   President of
Hillman                                    One Bush Street         Auto-Trol
                                           San Francisco, CA       Technology
                                           94104                   Corp.

William E.       Director                  c/o Hambrecht & Quist   Founder,
Mayer                                      One Bush Street         Development
                                           San Francisco, CA       Capital LLC
                                           94104

CUSIP NO 682917109
Page 10 of 16 pages


William          Director                  c/o Hambrecht & Quist   Professor,
J. Perry                                   One Bush Street         Stanford
                                           San Francisco, CA       University
                                           94104

Edmund H.        Director                  c/o Hambrecht & Quist   V.P.
Shea, Jr.                                  One Bush Street         of J.F. Shea
                                           San Francisco, CA       Co., Inc.
                                           94104                   (construction
                                                                   and venture
                                                                   capital)

David M.         Chief Operating           One Bush Street         Same as
McAuliffe        Officer                   San Francisco, CA       Position
                                           94104

Patrick          CFO                       One Bush Street         Same as
J. Allen                                   San Francisco, CA       Position
                                           94104

Steven N.        Secretary                 One Bush Street         Same as
Machtinger                                 San Francisco, CA       Position
                                           94104


         ACCESS TECHNOLOGY PARTNERS, L.P. ("Access Partners") is a Delaware limited partnership formed in 1999 to make venture capital investments with principal offices at One Bush Street, San Francisco, California 94104. The general partner of Access Partners is Access Technology Management, LLC (described below).

         ACCESS TECHNOLOGY MANAGEMENT, LLC ("Access Technology LLC") is a Delaware limited liability company formed in 1999 to manage venture capital funds with principal offices at One Bush Street, San Francisco, California 94104. The members of Access Technology LLC are H&Q Venture Management, LLC (described below), Charles Walker and Nancy Pfund .

         ACCESS TECHNOLOGY PARTNERS BROKERS FUND, L.P. ("Access Brokers") is a Delaware limited partnership formed in 1999 to make venture capital investments with principal offices at One Bush Street, San Francisco, California 94104. The general partner is H&Q Venture Management, LLC (described below).

         HAMBRECHT & QUIST EMPLOYEE VENTURE FUND, L.P. II ("Employee Fund") is a Delaware limited partnership formed in 1999 to make venture capital investments with principal offices at One Bush Street, San Francisco, California 94104. The general partner is H&Q Venture Management, LLC (described below).

         H&Q VENTURE MANAGEMENT, LLC ("H&Q Venture Management") is a Delaware limited liability company formed in 1997 to manage venture capital funds with principal offices at One Bush Street, San Francisco, California 94104. The members are H&Q California (described above) and Hambrecht & Quist B/D Subsidiary Corp., a California corporation wholly-owned by H&Q California, with the same principal offices. The managers of H&Q Venture Management are Daniel H. Case III, Steven N. Machtinger and Charles R. Walker.

         DANIEL H. CASE III is a United States citizen whose business address is One Bush Street, San Francisco, California 94104. His principal occupation is Chairman and Chief Executive Officer of Hambrecht & Quist LLC.

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CUSIP NO 682917109
Page 11 of 16 pages


         (d) & (e) To the best knowledge of the reporting persons, during the last five years none of the reporting persons or their officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All individuals referred to above are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All shares of Stock of the Company were purchased with the funds of the owners of the shares of Stock listed in Item 5.

ITEM 4.  PURPOSE OF THE TRANSACTION.

The owners listed in Item 5 purchased the Stock of the Company for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Company, based upon their respective investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Company.

         The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

         (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (c) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

         (d) any material change in the present capitalization or dividend policy of the Company;

         (e) any other material change in the Company's business or corporate structure;

         (f) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (g) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or
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CUSIP NO 682917109
Page 12 of 16 pages


         (i) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Based on the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1998, there were 17,432,325 shares of Common Stock outstanding as of January 31, 1999. In addition, pursuant to a private placement on March 3, 1999, an additional 8,060,000 shares of Common Stock were issued by the Company. The following summarizes the shares of the Company beneficially owned by the reporting persons:

                                    Number of
                                    Shares of                 Percentage
Investor                            Common Stock              of Class
--------                            ------------              --------

H&Q Group                             16,412,508                 42.4%
H&Q California                        16,412,508                 42.4%
Access Partners                       13,885,830                 35.8%
Access Broker                            153,783                   .4%
Employee Fund                            659,169                  1.7%
Dan Case III                          16,709,805                 43.1%


         H&Q California as of the date hereof holds an aggregate of 27,202 units which consist of 353,626 shares of Common Stock and 136,010 shares of Preferred Stock, which are convertible into 1,360,100 shares of Common Stock.

         The 16,412,508 shares beneficially owned by H&Q Group is a result of its interest in H&Q California. H&Q Group is the sole parent of H&Q California. H&Q California is a member of H&Q Venture Management which is the general partner of the Employee Fund and Access Brokers. H&Q California is also a member of Access Technology LLC which is the general partner of Access Partners.

         Access Partners as of the date hereof holds an aggregate of 220,410 units which consist of 2,865,330 shares of Common Stock and 1,102,050 shares of Preferred Stock, which are convertible into 11,020,500 shares of Common Stock.

         Access Brokers as of the date hereof holds an aggregate of 2,441 units which consist of 31,733 shares of Common Stock and 12,205 shares of Preferred Stock, which are convertible into 122,050 shares of Common Stock.

         Employee Fund as of the date hereof holds an aggregate of 10,463 units which consist of 136,019 shares of Common Stock 52,315 shares of Preferred Stock, which are convertible into 523,150 shares of Common Stock.

         Daniel H. Case III is director, Chairman and Chief Executive Officer of H&Q Group and H&Q California. Mr. Case directly holds an aggregate of 4,719 units which consist of 61,347 shares of Common Stock and 23,595 shares of Preferred Stock, which are convertible into 235,950 shares of Common Stock. In addition, shares beneficially owned by H&Q California, Access Partners, Access Brokers and the Employee Fund may be deemed beneficially owned by Mr. Case.

CUSIP NO 682917109
Page 13 of 16 pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the best knowledge and belief of the reporting persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A.   Joint Filing Undertaking as required by Rule 13d-1(f).

SIGNATURES

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  March 12, 1999


                                        HAMBRECHT & QUIST GROUP

                                        By:  /s/ Patrick J. Allen
                                             --------------------------
                                        Chief Financial Officer


                                        HAMBRECHT & QUIST CALIFORNIA

                                        By:  /s/ Patrick J. Allen
                                             --------------------------
                                        Chief Financial Officer


                                        ACCESS TECHNOLOGY PARTNERS, L.P.

                                        By:  /s/ Robert N. Savoie
                                             --------------------------
                                        Attorney-in-Fact of the General Partner


                                        ACCESS TECHNOLOGY PARTNERS
                                        BROKERS FUND, L.P.

                                        By:  /s/ Robert N. Savoie
                                             --------------------------
                                        Attorney-in-Fact of the General Partner

CUSIP NO 682917109
Page 14 of 16 pages



                                        HAMBRECHT & QUIST EMPLOYEE
                                        VENTURE FUND, L.P. II

                                        By:  /s/ Steven N. Machtinger
                                             --------------------------
                                        Manager of the General Partner


                                        DANIEL H. CASE III

                                        By:  /s/ Daniel H. Case III
                                             -----------------------------
                                        Daniel H. Case III

CUSIP NO 682917109
Page 15 of 16 pages


                                  EXHIBIT INDEX


Exhibit A                Joint Filing Undertaking                Page 16

CUSIP NO 682917109
Page 16 of 16 pages

                                   EXHIBIT A

                            JOINT FILING UNDERTAKING


     The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of each of such parties.

DATED: March 12, 1999

                                        HAMBRECHT & QUIST GROUP

                                        By:  /s/ Patrick J. Allen
                                             --------------------------
                                        Chief Financial Officer


                                        HAMBRECHT & QUIST CALIFORNIA

                                        By:  /s/ Patrick J. Allen
                                             --------------------------
                                        Chief Financial Officer


                                        ACCESS TECHNOLOGY PARTNERS, L.P.

                                        By:  /s/ Robert N. Savoie
                                             --------------------------
                                        Attorney-in-Fact of the General Partner


                                        ACCESS TECHNOLOGY PARTNERS
                                        BROKERS FUND, L.P.

                                        By:  /s/ Robert N. Savoie
                                             --------------------------
                                        Attorney-in-Fact of the General Partner


                                        HAMBRECHT & QUIST EMPLOYEE
                                        VENTURE FUND, L.P. II

                                        By:  /s/ Steven N. Machtinger
                                             --------------------------
                                        Manager of the General Partner


                                        DANIEL H. CASE III

                                        By:  /s/ Daniel H. Case III
                                             -----------------------------
                                        Daniel H. Case III